SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA ● ASIA PACIFIC ● EUROPE

September 21, 2023

VIA EDGAR

Ms. Deborah L. O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:    Post-Effective Amendment No. 48 to the Registration Statement

on Form N-1A of BlackRock ETF Trust (the “Trust”) on behalf of its series,

BlackRock Advantage Large Cap Income ETF

Dear Ms. O’Neal:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), Post-Effective Amendment No. 48 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of its series BlackRock Advantage Large Cap Income ETF (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on September 21, 2023.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the comments provided by Ms. Deborah L. O’Neal of the staff (the “Staff”) of the Securities and Exchange Commission (the

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

September 21, 2023

“Commission”) via email on July 31, 2023 regarding the Trust’s Post-Effective Amendment No. 44 to its Registration Statement filed with the Commission on June 15, 2023 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are set forth below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Fees and Expenses of the Fund

Comment 1:    Please include the completed fee table and expense example with your comment response letter, filed at least 1 week prior to effectiveness.

Response:    The initial completed fee table and expense examples and draft responses to the Staff’s comments were provided supplementally to the Staff on August 22, 2023, consistent with past practice. The revised completed fee table and expense examples were provided supplementally to the Staff on September 20, 2023.

Comment 2:    Confirm no reimbursement of waived fees.

Response:    BlackRock Fund Advisors may not “recoup” any waived fees under the contractual fee waiver listed in footnote 1 to the fee table.

Prospectus: Principal Investment Strategies of the Fund

Comment 3:    Clarify if only “in the money” convertible securities are counted as part of the 80% test.

Response: The Fund confirms that convertible securities must be “in the money” at the time of purchase in order to be included as equity securities for purposes of complying with Rule 35d-1 of the Investment Company Act (the “Names Rule”), although such securities may remain in compliance with the Names Rule if they subsequently are “out of the money.”

Statement of Additional Information: Creation and Redemption of Creation Units

Comment 4: On page 54 of the Statement of Additional Information, please delete the phrase “or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status)” in prong (iv). The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally

September 21, 2023

may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response:  The Trust respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanette (iv) above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Proposing Release, the Commission’s discussion of creation and redemption transactions in Exchange-Traded Funds, Investment Company Act Release No. 33,646 (Sept. 25, 2019) [84 Fed. Reg. 87110] (the “Rule 6c-11 Adopting Release”), and the longstanding policy of the Commission with regard to the operation of ETFs under the Investment Company Act. BlackRock-advised ETFs historically operated with relief from the same provisions of the Investment Company Act for which Rule 6c-11 provides relief. Prior to the adoption of Rule 6c-11, BlackRock-advised ETFs relied upon exemptive orders from the Commission that were based upon applications which included identical reservations to those listed above for a fund covered by such orders to reject a creation order.1 Consistent with the

1 BlackRock-advised ETF registrants’ original application for an order applicable to international equity funds included the condition that a fund may reject a purchase order transmitted to it by the fund’s distributor if “the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or on the rights of Beneficial Owners[.]” See Second Amended and Restated Application for an Order, as filed on May 11, 2000, as ordered by Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), as amended from time to time by subsequent applications and orders. The same condition was included in other applications for orders relied upon by funds in the BlackRock ETF fund complex, including: Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002); iShares Inc., et al., Investment Company Act Release No. 25215 (October 18, 2001); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); iShares Trust, et al., Investment Company Act

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longstanding exemptive orders, the Commission stated in the Rule 6c-11 Proposing Release, and again in the Rule 6c-11 Adopting Release, that the conditions included in Rule 6c-11 “are based upon existing exemptive relief for ETFs, which [the Commission believes] has served to support an efficient arbitrage mechanism[.]”

In adopting Rule 6c-11 and despite having the opportunity to do so, the Commission did not condition the relief on eliminating the discretionary right of rejection of individual creation orders. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an ETF may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the fund.2 In this context, “suspension” is referring not to the rejection of individual orders, but instead to an across-the-board rejection of creation orders. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]”3 The Commission also states that an ETF may only “suspend the redemption of creation units only in accordance with section 22(e) of the Investment Company Act[.]”4 The Trust notes that rejecting individual creation orders does not implicate Section 22(e) of the Investment Company Act as that provision only relates the right of redemption, not purchase orders.

The Trust believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Trust’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the existing exemptive relief prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

The Trust also notes that its discretionary authority is consistent with the general authority

Release No. 29751 (January 24, 2011); and iShares Trust, et al., Investment Company Act Release No. 32268 (September 20, 2016).

Other registrants outside of the BlackRock fund complex relied on similar applications for relief, see: Amendment No. 1 to the Application for an Order, as filed on February 1, 2019, as ordered by Victory Capital Management Inc., et al., Investment Company Act Release No. 33390 (March 6, 2019).

2 See also Rule 6c-11 Adopting Release at 56-59.

3 See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 58, 56.

4 See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 57.

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reserved by open-end mutual funds registered under the Investment Company Act,5 and that a fund may reject any direct purchase order from a particular investor or, in the case of an ETF, an Authorized Participant, but continue to accept purchase orders from other investors or Authorized Participants. The Trust believes that an ETF should not be required to accept any particular creation order if, in the ETF’s or its investment adviser’s judgment, accepting that particular order would disadvantage the ETF or other holders of the ETF’s shares (for example, if an order were so large relative to the size of the market for the ETF’s underlying holdings that the Fund would be unable to satisfy it).

The Trust notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Trust generally has an incentive to accept creation orders so that a fund increases in size, the Trust has rejected particular creation orders only in very rare circumstances.

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Janey Ahn

Gladys Chang

Bernie Zamichow

5 See, e.g., Vanguard 500 Index Fund, a series of Vanguard Index Funds (485BPOS) (Apr. 29, 2021) (“Vanguard reserves the right to stop selling fund shares or to reject any purchase request at any time and without notice, including, but not limited to, purchases requested by exchange from another Vanguard fund.”); Franklin Custodian Funds (485BPOS) (Jan. 26, 2021) (“The Fund may restrict, reject or cancel any purchase orders, including an exchange request.”); Growth Fund of America (485BPOS) (Oct. 29, 2021) (“The fund and American Funds Distributors reserve the right to reject any purchase order for any reason.”).